10 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 335,000 RELX PLC ordinary shares at a price of 1236.3819p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 79,027,280 ordinary shares in treasury, and has 1,097,696,641 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 15,147,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 298,300 RELX NV ordinary shares at a price of €14.9890 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 70,739,794 ordinary shares in treasury, and has 978,184,482 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 13,626,400 shares.